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                                                                    EXHIBIT 11.1
SpectRx, Inc.

COMPUTATION OF LOSS PER SHARE
(in thousands, except per share data)


                                          Three Months                 Six Months
                                            June 30,                     June 30
                                      ---------------------       ---------------------
                                       1998          1999          1998          1999
                                      -------       -------       -------       -------
Net Loss                              $(2,039)      $(2,467)      $(3,995)      $(4,278)

Weighted average Common Stock
outstanding during the period           7,929         8,025         7,839         8,021

Basic and Diluted
                                      -------       -------       -------       -------

Loss Per Share Basic and Diluted      $ (0.26)      $ (0.31)      $ (0.51)      $ (0.53)